

February 9, 2011

Mr. Ronald L. Smith
Vice President and Chief Financial Officer
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

      Re: Unifi, Inc.
             Form 10-K for the Fiscal Year Ended June 27, 2010
             Filed September 10, 2010
             File No. 1-10542

Dear Mr. Smith:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Contractual Obligations, page 55

1. We read in footnote 12 on page 90 that you have a $2.8 million purchase obligation for extrusion lines and a $1.5 million commitment for the construction of your recycled polyester chip facility in Yadkinville, North Carolina. Please reconcile these purchase obligations with the amounts included in your contractual obligations table.

Financial Statements, page 61

Notes to Consolidated Financial Statements, page 67

2. Investments in Unconsolidated Affiliates, page 73

2. We note the condensed financial information presented on page 33 for your joint venture, Parkdale America, LLC ("PAL") which is accounted for as an equity method investment. Please provide us with your significance tests for PAL as described in Rules 1-02(w) and 3-09 of Regulation S-X, and tell us what consideration you gave to providing Rule 3-09 financial statements for PAL.

7. Assets Held for Sale, page 85

3. We note your gain from sale of nitrogen credits of $1.4 million during fiscal year 2010. We also note at the bottom of page 36 that that this gain relates to the Kinston sales agreement discussed in this footnote. Please describe this transaction to us and tell us your basis in GAAP for recording this gain. Please also explain how this transaction relates to the $1,350,000 recorded as assets held for sale as of June 28, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323, or Jason Niethamer at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief